Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Ascent Media Corporation:
We consent to incorporation by reference in the registration statements on Form S-8 (Nos. 333-156231 and 333-156230) of Ascent Media Corporation of our report dated March 12, 2010, except for note 3 which is as of November 12, 2010, with respect to the consolidated balance sheets of Ascent Media Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years then ended, which report appears on Form 8-K of Ascent Media Corporation dated December 2, 2010.

/s/ KPMG LLP
Los Angeles, California
December 3, 2010